Putnam                                                          811-7615
Global Equity
Fund


ANNUAL REPORT ON PERFORMANCE AND OUTLOOK

2-28-02


[SCALE LOGO OMITTED]


FROM THE TRUSTEES

[GRAPHIC OMITTED: PHOTO OF JOHN A. HILL AND GEORGE PUTNAM III]


Dear Fellow Shareholder:

After a year of negative economic and market news, capped by the traumatic events of September 11 and the Enron collapse, Putnam Global Equity Fund closed the books on fiscal 2002 with a loss. The management team will explain in the following pages the reasons for the loss and their expectations for the future.

We hope you read the management team's discussion as it will provide you with a good understanding of what has been driving your fund's performance. As you do, you may notice that the team is listed, rather than individual managers. This more accurately reflects the manner in which your fund is managed, as well as Putnam's belief that mutual funds are more effectively overseen by teams.

In addition, this economic climate has given Putnam pause and after lengthy discussions and working sessions between Management and the Board of Trustees, your Trustees have agreed to recommend the mergers of several funds. The intent of the mergers is to provide shareholders with more focused products that will play a consistent role in a broader investment plan. Your fund has been proposed for merger -- the details of which are explained on page 5.

We know that Putnam Investments values its relationship with you and other shareholders, and appreciates your loyalty through the restructuring of its staff and products to pursue superior investment performance in the future.

Respectfully yours,

/S/ JOHN A. HILL                   /S/ GEORGE PUTNAM, III

John A. Hill                       George Putnam, III
Chairman of the Trustees           President of the Funds
April 11, 2002


REPORT FROM FUND MANAGEMENT

This fund is managed by the
Putnam Global Core Team

Investors crave predictability, so our task as managers of Putnam Global Equity Fund was particularly challenging over the fiscal year ended February 28, 2002. From a severe recession to a massive accounting scandal to the terrorist attacks, the period saw serious traumas to our national sense of well-being. While your fund achieved gains in the last two months of the period, for the fiscal year it still underperformed both its benchmark, the Morgan Stanley Capital International World Index, and the average for its Lipper category. Although it is always a disappointment to report a negative return, we believe that much of this underperformance reflects a market environment that was particularly unfriendly to your fund's focus on undervalued companies. The improvement in performance over the first two months of calendar 2002 indicates that the fund's strategy retains its ability to produce rewarding results given more time and the more favorable environment we anticipate.

Total return for 12 months ended 2/28/02

      Class A           Class B           Class C           Class M
    NAV      POP      NAV     CDSC      NAV     CDSC      NAV      POP
-----------------------------------------------------------------------
  -18.44%  -23.12%  -19.01%  -23.06%  -19.06%  -19.87%  -18.80%  -21.63%
-----------------------------------------------------------------------

Past performance does not indicate future results. Performance information for longer periods and explanation of performance calculation methods begin on page 7.

* DEFENSIVE POSTURING HURT FUND

Several factors hurt the fund's performance over the fiscal year. Anticipating an economic slowdown and weak earnings, we had positioned the fund defensively at the beginning of the fiscal year. Initially, we concentrated on sectors such as health care and consumer staples that tend to respond well during recessions. We also minimized our holdings in cyclical stocks, such as paper, chemical, and semiconductor concerns, which typically perform poorly during economic downturns. Our concern about these companies' earnings proved to be well founded; we also believed their valuations were unattractive. But after the Federal Reserve Board cut interest rates, many investors, anticipating a recovery, bought cyclicals. The recovery never materialized, but the share prices of cyclicals were still driven higher, causing them to outperform most defensive stocks. Because your fund was underweighted in these stocks relative to its benchmark, its relative performance soon fell behind.


[GRAPHIC OMITTED: horizontal bar chart TOP INDUSTRY SECTORS]

TOP INDUSTRY SECTORS*

Pharmaceuticals        11.0%

Banking                10.2%

Oil & gas               6.5%

Financial               5.6%

Telecommunications      5.6%

Footnote reads:
*Based on net assets as of 2/28/02. Holdings will vary over time.


The various calamities over the past fiscal year had another unanticipated consequence for the market. Our investment approach, which assesses companies on a discounted cash-flow basis,(1) identifies undervalued stocks, with the expectation that a catalyst will propel the value of those stocks over time. Last year, however, investors became increasingly jittery and shortened their time horizons for investments. They were more inclined to sell stocks that were not delivering immediate earnings results and shift into blue-chip companies. We considered many of these companies overvalued; however, their durable franchises were seen as havens during times of turmoil and increased demand drove their prices even higher. In this frenetic environment, patience was not a virtue, and stocks that we believed would deliver excellent returns in the long run have not been rewarded.

(1) The value of future cash receipts and expenditures, calculated by applying the cost of capital on cash flows.

* SEVERAL INDIVIDUAL STOCKS FALTER

The fund was also adversely affected by the underperformance of several stocks. Providian Financial, which represented almost 1% of the fund at the beginning of this reporting period, had a good track record for controlling credit costs, but the firm grew too rapidly and experienced significant credit losses. We eliminated the position, realizing a loss that contributed substantially to the fund's underperformance.

Fund Profile

Putnam Global Equity Fund seeks capital appreciation by investing mainly in common stocks of companies worldwide. The fund targets stocks that offer a combination of growth potential and attractive valuations. It typically invests in midsize and large multinational companies whose size, scale, and power give them a competitive advantage.

Another stock that was punished during the period -- unfairly, in our view -- was Tyco International. It was the fund's largest holding at the start of the fiscal year 2002 and remained a significant holding at year-end. The large conglomerate, which generates significant free cash flow, has been a strong performer over the years. But in February, in the aftermath of Enron's collapse, Tyco's accounting practices were called into question, and the company's creditworthiness was also doubted. Panic selling drove down the stock price from $58 to $22. As this report was being written, the share price had begun to recover, and we believed the company has adequately answered all questions about its operations. We also believe Tyco's proposed breakup will enhance the transparency of its operations and increase shareholder value.

* KOREAN STOCKS LIFT RESULTS

One major advantage Putnam Global Equity Fund can offer shareholders is the flexibility to own a piece of what we consider the best companies anywhere in the world. This past year, for example, we added a number of companies from Korea, even though Korea is not represented in our benchmark. But we continued to be concerned about the Japanese economy. This is reflected in the fact that the fund has only a 5 percent weighting there, compared to 8.6 percent for its benchmark. Essentially, we moved money from Japan to Korea, where we believe companies are increasingly focused on shareholder value. A Korean company, Samsung Electronics, was one of the best-performing stocks in the portfolio, gaining 75 percent during the past fiscal year. We consider it the most competitive semiconductor company in the world and as a strong player in consumer electronics.

In comparison to its benchmark index, which has a 29.1 percent weighting in Europe, your fund remained slightly underweighted (27.9% on a market basis) over the fiscal year. But we found pockets of opportunity. For example, Altadis, a tobacco company forged by a merger between Spanish and French concerns, did quite well, as European tobacco companies do not yet face the same litigation threats as their American counterparts.

* CURRENT STRATEGY SEEKS TO REDUCE FUND'S VOLATILITY

Our favorite place to invest remains the United States, which represents 56 percent of the benchmark and 58.7 percent of the fund's portfolio based on market value. The United States still has the lowest barriers to capital in the world, and we expect U.S. companies overall to generate the highest returns and to have the most disciplined management teams. For much of the year, the fund was overweighted in the United States relative to the index, though we have reduced these holdings somewhat. Similarly, we tried to bring industry sectors more in line with their benchmarks; thus, we increased our holdings in technology while reducing our exposure to health-care and energy stocks.


[GRAPHIC OMITTED: TOP 10 HOLDINGS]

TOP 10 HOLDINGS

Philip Morris Companies, Inc.
Tobacco

TotalFinaElf SA Class B (France)
Oil & gas

Pfizer, Inc.
Pharmaceuticals

Citigroup, Inc.
Financial

U.S. Bancorp
Banking

Microsoft Corp.
Software

Samsung Electronics Co., Ltd.
(South Korea)
Electronics

AstraZeneca PLC
(United Kingdom)
Pharmaceuticals

Bank of New York Company, Inc.
(The)
Banking

ING Groep NV (Netherlands)
Insurance

Footnote reads:
These holdings represent 25.3% of the fund's net assets as of 2/28/02. Portfolio holdings will vary over time.


While the fund's long-term results remain well ahead of its benchmark, we believe that over the short term, performance has been more volatile than it should have been. Going forward, we will be working to reduce the fund's volatility. We believe that the chances for an economic recovery have improved, so the fund's defensive positioning is no longer warranted. We have already made significant shifts in the portfolio's country and sector weightings; going forward, fund performance will hinge on the specific stocks we select.

The improved performance of the fund in the first part of the calendar year gives us renewed confidence in those selections. Over the long run, we have demonstrated the ability to identify underpriced companies that grow to realize their full value. That approach should serve us well as the economy continues to recover and we put 2001 behind us.

The views expressed here are exclusively those of Putnam Management. They are not meant as investment advice. Although the described holdings were viewed favorably as of 2/28/02, there is no guarantee the fund will continue to hold these securities in the future. International investing involves certain risks, such as currency fluctuations, economic instability, and political developments.

MERGER PROPOSED FOR PUTNAM GLOBAL EQUITY FUND

After careful study and lengthy working sessions with Putnam Investment Management, your fund's Trustees have agreed to recommend the merger of Putnam Global Equity Fund into Putnam Global Growth Fund. Completion of the merger is subject to a number of conditions, including final approval by your fund's Trustees. Since this merger also requires the approval of shareholders, proxy materials will be delivered within the next few months so you can submit your vote.

Putnam Global Growth Fund is currently transitioning into the blend investment style, which has no bias toward either growth or value stocks. This is the same overall strategy currently used by Putnam Global Equity Fund. If the merger is approved, shareholders are expected to benefit from lower expenses provided by a larger asset base of the merged funds. We encourage you to vote on this important matter by returning your completed proxy material.

Once a registration statement relating to a merger has been filed with the SEC and is effective, you may call 1-800-225-1581 or visit www.sec.gov for a free copy of the prospectus/proxy statement. Please read this important information carefully.

NEW REPORT COVER REFLECTS "BLEND" INVESTMENT STYLE

You may have noticed that the color of this report has changed. Its new color -- blue -- indicates that your fund is managed in what we now refer to as the "blend" investment style. Your fund, like other blend funds, has always had the flexibility to invest in both growth stocks (those of companies with strong potential for above-average growth) and value stocks (those of well-established businesses that are priced attractively). Blend funds search for companies whose long-term business worth is believed to be more than their current stock prices indicate. The blend approach makes it possible for your fund to outperform regardless of whether growth stocks or value stocks are in favor.

PUTNAM'S POLICY ON CONFIDENTIALITY

In order to conduct business with our shareholders, we must obtain certain personal information such as account holders' addresses, telephone numbers, Social Security numbers, and the names of their financial advisors. We use this information to assign an account number and to help us maintain accurate records of transactions and account balances.

It is our policy to protect the confidentiality of your information, whether or not you currently own shares of our funds, and in particular, not to sell information about you or your accounts to outside marketing firms. We have safeguards in place designed to prevent unauthorized access to our computer systems and procedures to protect personal information from unauthorized use.

Under certain circumstances, we share this information with outside vendors who provide services to us, such as mailing and proxy solicitation. In those cases, the service providers enter into confidentiality agreements with us, and we provide only the information necessary to process transactions and perform other services related to your account. We may also share this information with our Putnam affiliates to service your account or provide you with information about other Putnam products or services. It is also our policy to share account information with your financial advisor, if you've listed one on your Putnam account.

If you would like clarification about our confidentiality policies or have any questions or concerns, please don't hesitate to contact us at 1-800-225-1581, Monday through Friday, 8:30 a.m. to 7:00 p.m., or
Saturdays from 9:00 a.m. to 5:00 p.m. Eastern Time.


PERFORMANCE SUMMARY

This section provides information about your fund's performance, which should always be considered in light of its investment strategy.


TOTAL RETURN FOR PERIODS ENDED 2/28/02

                     Class A         Class B         Class C         Class M
(inception dates)   (7/1/94)        (7/1/94)        (2/1/99)        (7/3/95)
                   NAV     POP     NAV    CDSC     NAV    CDSC     NAV     POP
------------------------------------------------------------------------------
1 year          -18.44% -23.12% -19.01% -23.06% -19.06% -19.87% -18.80% -21.63%
------------------------------------------------------------------------------
5 years          49.53   40.96   44.59   42.89   44.70   44.70   46.45   41.30
Annual average    8.38    7.11    7.65    7.40    7.67    7.67    7.93    7.16
------------------------------------------------------------------------------
Life of fund    137.70  124.00  126.72  126.72  126.32  126.32  131.08  122.97
Annual average   11.97   11.11   11.28   11.28   11.26   11.26   11.56   11.04
------------------------------------------------------------------------------


COMPARATIVE INDEX RETURNS FOR PERIODS ENDED 2/28/02

                                MSCI World         Consumer
                                  Index           price index
------------------------------------------------------------------------------
1 year                           -14.32%             1.02%
------------------------------------------------------------------------------
5 years                           21.96             11.39
Annual average                     4.05              2.18
------------------------------------------------------------------------------
Life of fund                      73.36             20.27
Annual average                     7.44              2.44
------------------------------------------------------------------------------


Past performance does not indicate future results. More recent returns may be less or more than those shown. Investment return and principal value will fluctuate and you may have a gain or a loss when you sell your shares.

Performance assumes reinvestment of distributions and does not account for taxes. Returns at public offering price (POP) for class A and M shares reflect a sales charge of 5.75% and 3.50%, respectively. Class B share returns reflect the applicable contingent deferred sales charge
(CDSC), which is 5% in the first year, declining to 1% in the sixth year, and is eliminated thereafter. Class C shares reflect a 1% CDSC the first year that is eliminated thereafter. Performance for class B, C, and M shares before their inception are derived from the historical performance of class A shares, adjusted for the applicable sales charge (or CDSC) and higher operating expenses for such shares.


[GRAPHIC OMITTED: worm chart GROWTH OF A $10,000 INVESTMENT]

GROWTH OF A $10,000 INVESTMENT

Cumulative total return of a $10,000 investment since 7/1/94

               Fund's class A      MSCI World     Consumer price
Date            shares at POP        Index            index

 7/1/94             9,425            10,000          10,000
2/28/95             9,812            10,128          10,203
2/28/96            12,813            12,533          10,480
2/28/97            14,980            14,214          10,797
2/28/98            19,136            17,641          10,953
2/28/99            21,638            19,882          11,135
2/28/00            35,299            23,606          11,493
2/28/01            27,464            20,234          11,905
2/28/02           $22,400           $17,336         $12,027

Past performance does not indicate future results. At the end of the same time period, a $10,000 investment in the fund's class B and class C shares would have been valued at $22,672 and $22,632, respectively, and no contingent deferred sales charges would apply; a $10,000 investment in the fund's class M shares would have been valued at $23,108 ($22,297 at public offering price). See first page of performance section for performance calculation method.


PRICE AND DISTRIBUTION INFORMATION 12 MONTHS ENDED 2/28/02

                     Class A       Class B       Class C       Class M
------------------------------------------------------------------------------
Distributions
(number)                 1            --            --           --
------------------------------------------------------------------------------
Income                $0.010          --            --           --
------------------------------------------------------------------------------
Capital gains           --            --            --           --
------------------------------------------------------------------------------
Return of
capital 1             $0.010          --            --           --
------------------------------------------------------------------------------
  Total               $0.020          --            --           --
------------------------------------------------------------------------------
Share value:       NAV     POP        NAV           NAV      NAV     POP
------------------------------------------------------------------------------
2/28/01           $12.64  $13.41    $12.31        $12.54   $12.45  $12.90
------------------------------------------------------------------------------
2/28/02            10.29   10.92      9.97         10.15    10.11   10.48
------------------------------------------------------------------------------

1 See page 32.


TOTAL RETURN FOR PERIODS ENDED 3/31/02 (most recent calendar quarter)

                     Class A         Class B         Class C         Class M
(inception dates)   (7/1/94)        (7/1/94)        (2/1/99)        (7/3/95)
                   NAV     POP     NAV    CDSC     NAV    CDSC     NAV     POP
------------------------------------------------------------------------------
1 year           -7.44% -12.75%  -8.00% -12.60%  -8.02%  -8.94%  -7.82% -11.03%
------------------------------------------------------------------------------
5 years          63.51   54.13   58.14   56.28   58.42   58.42   60.18   54.51
Annual average   10.33    9.04    9.60    9.34    9.64    9.64    9.88    9.09
------------------------------------------------------------------------------
Life of fund    152.25  137.71  140.59  140.59  140.36  140.36  145.25  136.64
Annual average   12.69   11.83   12.00   12.00   11.99   11.99   12.28   11.76
------------------------------------------------------------------------------

Past performance does not indicate future results. More recent returns may be more or less than those shown. Investment return and principal value will fluctuate and you may have a gain or a loss when you sell your shares.


TERMS AND DEFINITIONS

Total return shows how the value of the fund's shares changed over time, assuming you held the shares through the entire period and reinvested all distributions in the fund.

Net asset value (NAV) is the price, or value, of one share of a mutual fund, without a sales charge. NAVs fluctuate with market conditions. The NAV is calculated by dividing the net value of all the fund's assets by the number of outstanding shares.

Public offering price (POP) is the price of a mutual fund share plus the maximum sales charge levied at the time of purchase. POP performance figures shown here assume the 5.75% maximum sales charge for class A shares and 3.50% for class M shares.

Contingent deferred sales charge (CDSC) is a charge applied at the time of the redemption of class B or C shares and assumes redemption at the end of the period. Your fund's class B CDSC declines from a 5% maximum during the first year to 1% during the sixth year. After the sixth year, the CDSC no longer applies. The CDSC for class C shares is 1% for one year after purchase.

Class A shares are generally subject to an initial sales charge and no sales charge on redemption (except on certain redemptions of shares bought without an initial sales charge).

Class B shares may be subject to a sales charge upon redemption.

Class C shares are not subject to an initial sales charge and are subject to a contingent deferred sales charge only if the shares are redeemed during the first year.

Class M shares have a lower initial sales charge and a higher 12b-1 fee than class A shares and no sales charge on redemption (except on certain redemptions of shares bought without an initial sales charge).


COMPARATIVE BENCHMARKS

Morgan Stanley Capital International (MSCI) World Index is an unmanaged index of developed and emerging markets. Indexes assume reinvestment of all distributions and do not account for fees. Securities and performance of a fund and an index will differ. You cannot invest directly in an index.

Consumer price index (CPI) is a commonly used measure of inflation; it does not represent an investment return.


A GUIDE TO THE FINANCIAL STATEMENTS

These sections of the report, as well as the accompanying Notes, preceded by the Report of independent accountants, constitute the fund's financial statements.

The fund's portfolio lists all the fund's investments and their values as of the last day of the reporting period. Holdings are organized by asset type and industry sector, country, or state to show areas of concentration and diversification.

Statement of assets and liabilities shows how the fund's net assets and share price are determined. All investment and noninvestment assets are added together. Any unpaid expenses and other liabilities are subtracted from this total. The result is divided by the number of shares to determine the net asset value per share, which is calculated separately for each class of shares. (For funds with preferred shares, the amount subtracted from total assets includes the net assets allocated to remarketed preferred shares.)

Statement of operations shows the fund's net investment gain or loss. This is done by first adding up all the fund's earnings -- from dividends and interest income -- and subtracting its operating expenses to determine net investment income (or loss). Then, any net gain or loss the fund realized on the sales of its holdings -- as well as any unrealized gains or losses over the period -- is added to or subtracted from the net investment result to determine the fund's net gain or loss for the fiscal year.

Statement of changes in net assets shows how the fund's net assets were affected by distributions to shareholders and by changes in the number of the fund's shares. It lists distributions and their sources (net investment income or realized capital gains) over the current reporting period and the most recent fiscal year-end. The distributions listed here may not match the sources listed in the Statement of operations because the distributions are determined on a tax basis and may be paid in a different period from the one in which they were earned.

Financial highlights provide an overview of the fund's investment results, per-share distributions, expense ratios, net investment income ratios, and portfolio turnover in one summary table, reflecting the five most recent reporting periods. In a semiannual report, the highlight table also includes the current reporting period. For open-end funds, a separate table is provided for each share class.


REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Trustees and Shareholders
Putnam Global Equity Fund

We have audited the accompanying statement of assets and liabilities of Putnam Global Equity Fund, including the fund's portfolio, as of February 28, 2002, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and financial highlights for each of the years in the two-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for each of the years or periods in the three-year period ended February 29, 2000 were audited by other auditors whose report dated April 10, 2000, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of February 28, 2002 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Putnam Global Equity Fund as of February 28, 2002, the results of its operations for the year then ended, and changes in its net assets and financial highlights for each of the years in the two-year period then ended in conformity with accounting principles generally accepted in the United States of America.

                                               KPMG LLP

Boston, Massachusetts
April 2, 2002



THE FUND'S PORTFOLIO
February 28, 2002

COMMON STOCKS (99.9%) (a)
NUMBER OF SHARES                                                                                              VALUE
Advertising and Marketing Services (3.8%)
-------------------------------------------------------------------------------------------------------------------
            697,631 Havas Advertising SA (France)                                                    $    5,303,106
            469,700 Interpublic Group of Companies, Inc.                                                 12,775,840
             85,600 Omnicom Group, Inc.                                                                   8,007,024
            891,510 WPP Group PLC (United Kingdom)                                                        9,380,818
                                                                                                      -------------
                                                                                                         35,466,788

Aerospace and Defense (1.0%)
-------------------------------------------------------------------------------------------------------------------
          2,037,400 BAE Systems PLC (United Kingdom)                                                      9,163,154

Automotive (2.0%)
-------------------------------------------------------------------------------------------------------------------
            131,300 Honda Motor Co., Ltd. (Japan)                                                         5,250,037
            520,100 Toyota Motor Corp. (Japan)                                                           13,294,036
                                                                                                      -------------
                                                                                                         18,544,073

Banking (10.2%)
-------------------------------------------------------------------------------------------------------------------
            390,000 Abbey National PLC (United Kingdom)                                                   5,256,529
            522,200 Bank of New York Company, Inc. (The)                                                 19,655,608
            155,100 Charter One Financial, Inc.                                                           4,724,346
            294,800 Comerica, Inc.                                                                       17,643,780
            115,400 Danske Bank A/S (Denmark)                                                             1,746,673
             56,300 M&T Bank Corp.                                                                        4,306,950
          1,117,000 Overseas-Chinese Banking Corp. (Singapore)                                            7,745,509
            134,140 Svenska Handelsbanken AB Class A (Sweden)                                             1,821,021
          1,067,921 U.S. Bancorp                                                                         22,266,153
            208,200 Wells Fargo & Co.                                                                     9,764,580
                                                                                                      -------------
                                                                                                         94,931,149

Beverage (2.2%)
-------------------------------------------------------------------------------------------------------------------
            316,000 Companhia de Bebidas das Americas (AmBev)
                    ADR (Brazil)                                                                          6,357,920
            242,000 Diageo PLC (United Kingdom)                                                           2,874,989
             99,900 Fortune Brands, Inc.                                                                  4,545,450
             88,820 Heineken NV (Netherlands)                                                             3,617,055
            444,000 South African Breweries PLC (United Kingdom)                                          2,938,802
                                                                                                      -------------
                                                                                                         20,334,216

Broadcasting (1.4%)
-------------------------------------------------------------------------------------------------------------------
            276,700 Clear Channel Communications, Inc. (NON)                                             12,899,754

Cable Television (0.5%)
-------------------------------------------------------------------------------------------------------------------
            139,200 Comcast Corp. Class A (NON)                                                           4,714,704

Commercial and Consumer Services (0.6%)
-------------------------------------------------------------------------------------------------------------------
            396,200 ServiceMaster Co. (The)                                                               5,376,434

Communications Equipment (0.6%)
-------------------------------------------------------------------------------------------------------------------
             43,800 Nokia OYJ ADR (Finland)                                                                 909,726
          1,146,500 Telefonaktiebolaget LM Ericsson AB Class B (Sweden)                                   4,888,518
                                                                                                      -------------
                                                                                                          5,798,244

Computers (2.7%)
-------------------------------------------------------------------------------------------------------------------
            401,100 Compaq Computer Corp.                                                                 4,067,154
            101,400 EMC Corp. (NON)                                                                       1,105,260
            388,950 Hewlett-Packard Co.                                                                   7,825,674
             58,650 IBM Corp.                                                                             5,754,738
             73,600 Lexmark International, Inc. (NON)                                                     3,658,656
            104,400 VeriSign, Inc. (NON)                                                                  2,477,412
                                                                                                      -------------
                                                                                                         24,888,894

Conglomerates (4.2%)
-------------------------------------------------------------------------------------------------------------------
            375,400 General Electric Co.                                                                 14,452,900
            619,200 Smiths Group PLC (United Kingdom)                                                     6,208,958
            618,300 Tyco International, Ltd. (Bermuda)                                                   17,992,530
                                                                                                      -------------
                                                                                                         38,654,388

Construction (0.6%)
-------------------------------------------------------------------------------------------------------------------
             64,000 Lafarge (France)                                                                      5,507,046

Consumer Cyclicals (0.8%)
-------------------------------------------------------------------------------------------------------------------
            370,670 Cie Financier Richemont AG (Switzerland)                                              7,723,651

Consumer Finance (0.8%)
-------------------------------------------------------------------------------------------------------------------
            217,100 MBNA Corp.                                                                            7,529,028

Consumer Goods (1.1%)
-------------------------------------------------------------------------------------------------------------------
             94,300 Colgate-Palmolive Co.                                                                 5,278,914
            153,900 Estee Lauder Companies, Inc. (The) Class A                                            4,801,680
                                                                                                      -------------
                                                                                                         10,080,594

Consumer Services (0.3%)
-------------------------------------------------------------------------------------------------------------------
            362,300 Reuters Group PLC (United Kingdom)                                                    2,684,981

Electric Utilities (3.0%)
-------------------------------------------------------------------------------------------------------------------
             54,100 E.On AG (Germany)                                                                     2,648,069
            204,400 Edison International (NON)                                                            3,229,520
            218,600 Entergy Corp.                                                                         9,023,808
             71,300 Exelon Corp.                                                                          3,513,664
            119,100 FPL Group, Inc.                                                                       6,325,401
            124,500 PG&E Corp. (NON)                                                                      2,640,645
                                                                                                      -------------
                                                                                                         27,381,107

Electrical Equipment (1.3%)
-------------------------------------------------------------------------------------------------------------------
            203,300 Emerson Electric Co.                                                                 11,708,047

Electronics (4.9%)
-------------------------------------------------------------------------------------------------------------------
            318,400 Flextronics International, Ltd. (Singapore) (NON)                                     4,565,856
            149,500 Intel Corp.                                                                           4,268,225
             72,700 Murata Manufacturing Co., Ltd. (Japan)                                                4,520,658
             23,500 Rohm Co., Ltd. (Japan)                                                                3,398,543
             84,760 Samsung Electronics Co., Ltd. (South Korea)                                          21,963,194
            367,900 Sanmina Corp. (NON)                                                                   3,734,185
          1,413,400 Taiwan Semiconductor Manufacturing Co. (Taiwan) (NON)                                 3,301,960
                                                                                                      -------------
                                                                                                         45,752,621

Energy (0.6%)
-------------------------------------------------------------------------------------------------------------------
            211,000 GlobalSantaFe Corp.                                                                   5,834,150

Engineering & Construction (0.6%)
-------------------------------------------------------------------------------------------------------------------
            183,900 Bouygues SA (France)                                                                  5,248,212
             35,000 Kinden Corp. (Japan)                                                                    124,253
                                                                                                      -------------
                                                                                                          5,372,465

Financial (5.6%)
-------------------------------------------------------------------------------------------------------------------
            360,700 American Express Co.                                                                 13,147,515
            518,938 Citigroup, Inc.                                                                      23,481,945
             67,400 Fannie Mae                                                                            5,274,050
             95,700 Freddie Mac                                                                           6,099,918
            107,300 Moody's Corp.                                                                         3,970,100
                                                                                                      -------------
                                                                                                         51,973,528

Food (1.4%)
-------------------------------------------------------------------------------------------------------------------
             58,700 Nestle SA (Switzerland)                                                              12,972,090

Health Care Services (0.6%)
-------------------------------------------------------------------------------------------------------------------
            147,700 HCA, Inc.                                                                             6,015,821

Insurance (4.9%)
-------------------------------------------------------------------------------------------------------------------
             46,461 Allianz AG (Germany)                                                                 10,398,448
            814,432 ING Groep NV (Netherlands)                                                           19,361,779
             52,400 Muenchener Rueckversicherungs-Gesellschaft AG
                    (Germany)                                                                            12,756,319
             31,300 XL Capital, Ltd. Class A (Bermuda)                                                    2,981,638
                                                                                                      -------------
                                                                                                         45,498,184

Investment Banking/Brokerage (2.6%)
-------------------------------------------------------------------------------------------------------------------
            146,900 Federated Investors, Inc.                                                             4,639,102
            122,000 Morgan Stanley Dean Witter & Co.                                                      5,992,640
            808,000 Nikko Securities Co., Ltd. (Japan)                                                    3,110,015
            448,200 Stilwell Financial, Inc.                                                             10,223,442
                                                                                                      -------------
                                                                                                         23,965,199

Lodging/Tourism (1.6%)
-------------------------------------------------------------------------------------------------------------------
            294,500 Carnival Corp.                                                                        8,036,905
            574,600 P&O Princess Cruises PLC (United Kingdom)                                             3,331,893
            102,200 Starwood Hotels & Resorts Worldwide, Inc.                                             3,679,200
                                                                                                      -------------
                                                                                                         15,047,998

Media (0.8%)
-------------------------------------------------------------------------------------------------------------------
            310,500 Walt Disney Co. (The)                                                                 7,141,500

Medical Technology (0.6%)
-------------------------------------------------------------------------------------------------------------------
            130,200 Medtronic, Inc.                                                                       5,799,108

Metals (0.8%)
-------------------------------------------------------------------------------------------------------------------
          1,378,400 BHP Billiton PLC (United Kingdom)                                                     7,797,884

Oil & Gas (6.5%)
-------------------------------------------------------------------------------------------------------------------
            332,700 Exxon Mobil Corp.                                                                    13,740,510
          2,706,845 Shell Transport & Trading Co. PLC (United Kingdom)                                   18,835,191
            191,984 TotalFinaElf SA Class B (France)                                                     28,208,117
                                                                                                      -------------
                                                                                                         60,783,818

Pharmaceuticals (11.0%)
-------------------------------------------------------------------------------------------------------------------
            157,700 American Home Products Corp.                                                         10,021,835
            415,100 AstraZeneca PLC (United Kingdom)                                                     20,993,835
            200,300 Merck & Company, Inc.                                                                12,284,399
            672,225 Pfizer, Inc.                                                                         27,534,336
            394,171 Pharmacia Corp.                                                                      16,180,720
            156,540 Sanofi-Synthelabo SA (France)                                                        10,275,023
            135,400 Schering-Plough Corp.                                                                 4,669,946
                                                                                                      -------------
                                                                                                        101,960,094

Railroads (0.2%)
-------------------------------------------------------------------------------------------------------------------
             52,800 Burlington Northern Santa Fe Corp.                                                    1,532,256

Real Estate (0.5%)
-------------------------------------------------------------------------------------------------------------------
            172,600 Equity Office Properties Trust (R)                                                    4,953,620

Regional Bells (0.7%)
-------------------------------------------------------------------------------------------------------------------
            183,000 SBC Communications, Inc.                                                              6,924,720

Retail (2.0%)
-------------------------------------------------------------------------------------------------------------------
            164,500 CVS Corp.                                                                             4,494,140
            133,300 Jones Apparel Group, Inc. (NON)                                                       4,753,478
            152,300 Limited, Inc. (The)                                                                   2,742,923
            994,100 Rite Aid Corp. (NON)                                                                  3,320,294
            915,400 Tesco PLC (United Kingdom)                                                            3,262,519
                                                                                                      -------------
                                                                                                         18,573,354

Software (4.3%)
-------------------------------------------------------------------------------------------------------------------
            157,700 Adobe Systems, Inc.                                                                   5,737,126
            380,800 Microsoft Corp. (NON)                                                                22,215,872
            184,800 Network Associates, Inc. (NON)                                                        4,383,456
            285,600 Oracle Corp. (NON)                                                                    4,746,672
             84,000 Symantec Corp. (NON)                                                                  3,029,040
                                                                                                      -------------
                                                                                                         40,112,166

Technology Services (1.0%)
-------------------------------------------------------------------------------------------------------------------
            513,400 KPMG Consulting, Inc. (NON)                                                           8,999,902

Telecommunications (5.6%)
-------------------------------------------------------------------------------------------------------------------
              1,376 NTT DoCoMo, Inc. (Japan)                                                             14,294,768
             28,200 SK Telecom Co., Ltd. (South Korea)                                                    5,539,019
            132,200 SK Telecom Co., Ltd. ADR (South Korea)                                                2,901,790
          1,053,100 Telecom Italia SpA (Italy)                                                            5,464,325
            191,550 Telefonos de Mexico SA de CV (Telmex) ADR
                    Class L (Mexico)                                                                      7,334,450
          8,549,769 Vodafone Group PLC (United Kingdom)                                                  16,172,967
                                                                                                      -------------
                                                                                                         51,707,319

Tobacco (4.7%)
-------------------------------------------------------------------------------------------------------------------
            771,411 Altadis SA (Spain)                                                                   12,775,276
            288,300 Korea Tobacco & Ginseng Corp. GDR (South Korea)                                       1,773,045
            549,600 Philip Morris Companies, Inc.                                                        28,941,935
                                                                                                      -------------
                                                                                                         43,490,256

Waste Management (1.3%)
-------------------------------------------------------------------------------------------------------------------
            446,700 Waste Management, Inc.                                                               11,752,677
                                                                                                      -------------
                    Total Common Stocks (cost $949,340,522)                                          $  927,346,982

SHORT-TERM INVESTMENTS (1.1%) (a)
PRINCIPAL AMOUNT                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
         $6,066,645 Short-term investments held as collateral for loaned securities with yields ranging from 1.74% to 1.95%
                    and due dates ranging from March 1, 2002 to
                    March 28, 2002 (d)                                                               $    6,062,350
          4,263,000 Interest in $1,000,000,000 joint tri-party repurchase agreement dated February 28, 2002 with
                    S.B.C Warburg Inc. due March 1, 2002
                    with respect to various U.S. Government
                    obligations -- maturity value of $4,263,225
                    for an effective yield of 1.90%                                                       4,263,000
                                                                                                      -------------
                    Total Short-Term Investments (cost $10,325,350)                                  $   10,325,350
-------------------------------------------------------------------------------------------------------------------
                    Total Investments (cost $959,665,872)                                            $  937,672,332
-------------------------------------------------------------------------------------------------------------------

  (a) Percentages indicated are based on net assets of $928,109,400.

  (b) The aggregate identified cost on a tax basis is $970,122,068, resulting in gross unrealized appreciation and depreciation of $56,617,661 and $89,067,397, respectively, or net unrealized depreciation of $32,449,736.

(NON) Non-income-producing security.

  (R) Real Estate Investment Trust.

  (d) See footnote 1 to the financial statements.

      ADR or GDR after the name of a foreign holding stands for American
      Depositary Receipts and Global Depositary Receipts, respectively, representing ownership of foreign securities on deposit with a custodian bank.

      DIVERSIFICATION BY COUNTRY

      Distribution of investments by country of issue at February 28, 2002:

            Bermuda              2.2%
            France               5.8
            Germany              2.8
            Japan                4.7
            Netherlands          2.5
            Singapore            1.3
            South Korea          3.4
            Spain                1.4
            Switzerland          2.2
            United Kingdom      11.6
            United States       58.7
            Other                3.4
                                ----
                         Total 100.0%

------------------------------------------------------------------------------
Written Put Options on Foreign Currency Outstanding at February 28, 2002
(premium received $339,863)
Contract                                         Expiration Date/      Market
Amount                                             Strike Price         Value
------------------------------------------------------------------------------
$44,300  Nokia Corp. ADR (Morgan Stanley & Co.)    Apr. '02/20        $ 61,488
 44,300  Nokia OYJ (Morgan Stanley & Co.)          Apr. '02/22.75 EUR   51,719
 82,900  Nokia OYJ (Morgan Stanley & Co.)          May  '02/27.23 EUR  298,239
------------------------------------------------------------------------------
                                                                      $411,446
------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.





STATEMENT OF ASSETS AND LIABILITIES
February 28, 2002
Assets
-------------------------------------------------------------------------------------------
Investments in securities, at value, including $4,303,809 of securities on loan
(identified cost $959,665,872) (Note 1)                                      $  937,672,332
-------------------------------------------------------------------------------------------
Cash                                                                                    101
-------------------------------------------------------------------------------------------
Dividends, interest and other receivables                                         1,902,091
-------------------------------------------------------------------------------------------
Receivable for shares of the fund sold                                              368,534
-------------------------------------------------------------------------------------------
Receivable for securities sold                                                    7,870,882
-------------------------------------------------------------------------------------------
Total assets                                                                    947,813,940

Liabilities
-------------------------------------------------------------------------------------------
Payable to subcustodian (Note 2)                                                     35,392
-------------------------------------------------------------------------------------------
Payable for securities purchased                                                  9,320,854
-------------------------------------------------------------------------------------------
Payable for shares of the fund repurchased                                        2,339,855
-------------------------------------------------------------------------------------------
Payable for compensation of Manager (Note 2)                                        538,897
-------------------------------------------------------------------------------------------
Payable for investor servicing and custodian fees (Note 2)                          370,003
-------------------------------------------------------------------------------------------
Payable for compensation of Trustees (Note 2)                                        40,984
-------------------------------------------------------------------------------------------
Payable for administrative services (Note 2)                                          2,492
-------------------------------------------------------------------------------------------
Payable for distribution fees (Note 2)                                              525,306
-------------------------------------------------------------------------------------------
Payable for written options outstanding (premiums received $339,863) (Note 3)       411,446
-------------------------------------------------------------------------------------------
Collateral on securities loaned, at value (Note 1)                                6,062,350
-------------------------------------------------------------------------------------------
Other accrued expenses                                                               56,961
-------------------------------------------------------------------------------------------
Total liabilities                                                                19,704,540
-------------------------------------------------------------------------------------------
Net assets                                                                     $928,109,400

Represented by
-------------------------------------------------------------------------------------------
Paid-in capital (Notes 1 and 4)                                              $1,204,288,605
-------------------------------------------------------------------------------------------
Distributions in excess of net investment income (Note 1)                          (157,503)
-------------------------------------------------------------------------------------------
Accumulated net realized loss on investments and
foreign currency transactions (Note 1)                                         (253,916,159)
-------------------------------------------------------------------------------------------
Net unrealized depreciation of investments and
assets and liabilities in foreign currencies                                    (22,105,543)
-------------------------------------------------------------------------------------------
Total -- Representing net assets applicable to
capital shares outstanding                                                     $928,109,400

Computation of net asset value and offering price
-------------------------------------------------------------------------------------------
Net asset value and redemption price per class A share
($579,544,138 divided by 56,338,117 shares)                                          $10.29
-------------------------------------------------------------------------------------------
Offering price per class A share (100/94.25 of $10.29)*                              $10.92
-------------------------------------------------------------------------------------------
Net asset value and offering price per class B share
($286,836,347 divided by 28,773,275 shares)**                                         $9.97
-------------------------------------------------------------------------------------------
Net asset value and offering price per class C share
($29,088,283 divided by 2,864,811 shares)**                                          $10.15
-------------------------------------------------------------------------------------------
Net asset value and redemption price per class M share
($32,640,632 divided by 3,228,930 shares)                                            $10.11
-------------------------------------------------------------------------------------------
Offering price per class M share (100/96.50 of $10.11)*                              $10.48
-------------------------------------------------------------------------------------------

 * On single retail sales of less than $50,000. On sales of $50,000 or more and on group sales, the offering price is reduced.

** Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.

   The accompanying notes are an integral part of these financial statements.




STATEMENT OF OPERATIONS
Year ended February 28, 2002
Investment income:
-------------------------------------------------------------------------------------------
Dividends (net of foreign tax of $1,026,987)                                  $  16,468,077
-------------------------------------------------------------------------------------------
Interest                                                                            552,913
-------------------------------------------------------------------------------------------
Securities lending                                                                   21,742
-------------------------------------------------------------------------------------------
Total investment income                                                          17,042,732

Expenses:
-------------------------------------------------------------------------------------------
Compensation of Manager (Note 2)                                                  7,811,517
-------------------------------------------------------------------------------------------
Investor servicing and custodian fees (Note 2)                                    1,936,591
-------------------------------------------------------------------------------------------
Compensation of Trustees (Note 2)                                                    38,622
-------------------------------------------------------------------------------------------
Administrative services (Note 2)                                                     19,819
-------------------------------------------------------------------------------------------
Distribution fees -- Class A (Note 2)                                             1,704,017
-------------------------------------------------------------------------------------------
Distribution fees -- Class B (Note 2)                                             3,647,196
-------------------------------------------------------------------------------------------
Distribution fees -- Class C (Note 2)                                               347,808
-------------------------------------------------------------------------------------------
Distribution fees -- Class M (Note 2)                                               290,934
-------------------------------------------------------------------------------------------
Other                                                                               661,339
-------------------------------------------------------------------------------------------
Total expenses                                                                   16,457,843
-------------------------------------------------------------------------------------------
Expense reduction (Note 2)                                                         (438,950)
-------------------------------------------------------------------------------------------
Net expenses                                                                     16,018,893
-------------------------------------------------------------------------------------------
Net investment income                                                             1,023,839
-------------------------------------------------------------------------------------------
Net realized loss on investments (Notes 1 and 3)                               (184,715,884)
-------------------------------------------------------------------------------------------
Net realized loss on foreign currency transactions (Note 1)                        (285,005)
-------------------------------------------------------------------------------------------
Net unrealized depreciation of assets and liabilities
in foreign currencies during the year                                                (2,303)
-------------------------------------------------------------------------------------------
Net unrealized depreciation of investments
and written options during the year                                             (47,533,162)
-------------------------------------------------------------------------------------------
Net loss on investments                                                        (232,536,354)
-------------------------------------------------------------------------------------------
Net decrease in net assets resulting from operations                          $(231,512,515)
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.




STATEMENT OF CHANGES IN NET ASSETS

                                                                          Year ended February 28
                                                                   -------------------------------
                                                                             2002             2001
--------------------------------------------------------------------------------------------------
Decrease in net assets
--------------------------------------------------------------------------------------------------
Operations:
--------------------------------------------------------------------------------------------------
Net investment income                                              $    1,023,839   $    9,046,382
--------------------------------------------------------------------------------------------------
Net realized gain (loss) on investments
and foreign currency transactions                                    (185,000,889)      31,216,879
--------------------------------------------------------------------------------------------------
Net unrealized depreciation of investments
and assets and liabilities in foreign currencies                      (47,535,465)    (382,353,866)
--------------------------------------------------------------------------------------------------
Net decrease in net assets resulting from operations                 (231,512,515)    (342,090,605)
--------------------------------------------------------------------------------------------------
Distributions to shareholders: (Note 1)
--------------------------------------------------------------------------------------------------
  From net investment income
   Class A                                                               (442,781)        (968,240)
--------------------------------------------------------------------------------------------------
   Class B                                                                     --               --
--------------------------------------------------------------------------------------------------
   Class C                                                                     --             (687)
--------------------------------------------------------------------------------------------------
   Class M                                                                     --           (4,452)
--------------------------------------------------------------------------------------------------
  From net realized short-term gain on investments
   Class A                                                                     --      (56,036,138)
--------------------------------------------------------------------------------------------------
   Class B                                                                     --      (47,545,849)
--------------------------------------------------------------------------------------------------
   Class C                                                                     --       (3,499,018)
--------------------------------------------------------------------------------------------------
   Class M                                                                     --       (4,534,543)
--------------------------------------------------------------------------------------------------
  From net realized long-term gain on investments
   Class A                                                                     --      (39,810,179)
--------------------------------------------------------------------------------------------------
   Class B                                                                     --      (33,778,358)
--------------------------------------------------------------------------------------------------
   Class C                                                                     --       (2,485,834)
--------------------------------------------------------------------------------------------------
   Class M                                                                     --       (3,221,509)
--------------------------------------------------------------------------------------------------
  Return of capital
   Class A                                                               (682,651)      (4,354,545)
--------------------------------------------------------------------------------------------------
   Class B                                                                     --       (1,505,558)
--------------------------------------------------------------------------------------------------
   Class C                                                                     --         (112,629)
--------------------------------------------------------------------------------------------------
   Class M                                                                     --         (155,451)
--------------------------------------------------------------------------------------------------
Increase (decrease) from capital share transactions (Note 4)          (16,734,521)     299,881,148
--------------------------------------------------------------------------------------------------
Total decrease in net assets                                         (249,372,468)    (240,222,447)

Net assets
--------------------------------------------------------------------------------------------------
Beginning of year                                                   1,177,481,868    1,417,704,315
--------------------------------------------------------------------------------------------------
End of year (including distributions in excess
of net investment income of $157,503
and $2,566,923, respectively)                                      $  928,109,400   $1,177,481,868
--------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS A
-----------------------------------------------------------------------------------------------------
Per-share                                                      Year ended
operating performance               Year ended February 28       Feb. 29   Year ended February 28
-----------------------------------------------------------------------------------------------------
                                        2002         2001         2000         1999         1998
-----------------------------------------------------------------------------------------------------
Net asset value,
beginning of period                   $12.64       $19.32       $13.62       $13.18       $11.85
-----------------------------------------------------------------------------------------------------
Investment operations
-----------------------------------------------------------------------------------------------------
Net investment income (loss)(a)          .04          .16         (.02)         .02          .03
-----------------------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments             (2.37)       (4.33)        8.37         1.66         3.06
-----------------------------------------------------------------------------------------------------
Total from
investment operations                  (2.33)       (4.17)        8.35         1.68         3.09
-----------------------------------------------------------------------------------------------------
Less distributions:
-----------------------------------------------------------------------------------------------------
From net
investment income                       (.01)        (.02)        (.27)          --         (.10)
-----------------------------------------------------------------------------------------------------
From net realized gain
on investments                            --        (2.38)       (2.38)       (1.24)       (1.66)
-----------------------------------------------------------------------------------------------------
Return of capital                       (.01)        (.11)          --           --           --
-----------------------------------------------------------------------------------------------------
Total distributions                     (.02)       (2.51)       (2.65)       (1.24)       (1.76)
-----------------------------------------------------------------------------------------------------
Net asset value,
end of period                         $10.29       $12.64       $19.32       $13.62       $13.18
-----------------------------------------------------------------------------------------------------
Total return at
net asset value (%)(b)                (18.44)      (22.20)       63.14        13.08        27.74
-----------------------------------------------------------------------------------------------------

Ratios and supplemental data
-----------------------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                      $579,544     $620,053     $623,649     $302,556     $270,536
-----------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)               1.25         1.17         1.20         1.26         1.37
-----------------------------------------------------------------------------------------------------
Ratio of net investment income (loss)
to average net assets (%)                .37          .93         (.14)         .17          .20
-----------------------------------------------------------------------------------------------------
Portfolio turnover (%)                102.99       199.32       209.44       241.46        97.77
-----------------------------------------------------------------------------------------------------

(a) Per share net investment income (loss) has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through brokerage service and expense offset arrangements (Note 2).




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS B
-----------------------------------------------------------------------------------------------------
Per-share                                                     Year ended
operating performance               Year ended February 28      Feb. 29    Year ended February 28
-----------------------------------------------------------------------------------------------------
                                        2002         2001         2000         1999         1998
-----------------------------------------------------------------------------------------------------
Net asset value,
beginning of period                   $12.31       $18.92       $13.40       $13.07       $11.77
-----------------------------------------------------------------------------------------------------
Investment operations
-----------------------------------------------------------------------------------------------------
Net investment income (loss)(a)         (.03)         .07         (.13)        (.07)        (.06)
-----------------------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments             (2.31)       (4.26)        8.21         1.64         3.05
-----------------------------------------------------------------------------------------------------
Total from
investment operations                  (2.34)       (4.19)        8.08         1.57         2.99
-----------------------------------------------------------------------------------------------------
Less distributions:
-----------------------------------------------------------------------------------------------------
From net
investment income                         --           --         (.18)          --         (.03)
-----------------------------------------------------------------------------------------------------
From net realized gain
on investments                            --        (2.38)       (2.38)       (1.24)       (1.66)
-----------------------------------------------------------------------------------------------------
Return of capital                         --         (.04)          --           --           --
-----------------------------------------------------------------------------------------------------
Total distributions                       --        (2.42)       (2.56)       (1.24)       (1.69)
-----------------------------------------------------------------------------------------------------
Net asset value,
end of period                          $9.97       $12.31       $18.92       $13.40       $13.07
-----------------------------------------------------------------------------------------------------
Total return at
net asset value (%)(b)                (19.01)      (22.76)       62.03        12.33        26.98
-----------------------------------------------------------------------------------------------------

Ratios and supplemental data
-----------------------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                      $286,836     $469,505     $709,891     $377,386     $333,642
-----------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)               1.98         1.87         1.88         1.92         2.00
-----------------------------------------------------------------------------------------------------
Ratio of net investment income (loss)
to average net assets (%)               (.32)         .41         (.81)        (.49)        (.44)
-----------------------------------------------------------------------------------------------------
Portfolio turnover (%)                102.99       199.32       209.44       241.46        97.77
-----------------------------------------------------------------------------------------------------

(a) Per share net investment income (loss) has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through brokerage service and expense offset arrangements (Note 2).




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS C
----------------------------------------------------------------------------------------
                                                                          For the period
Per-share                                                      Year ended  Feb. 1, 1999+
operating performance               Year ended February 28       Feb. 29    to Feb. 28
----------------------------------------------------------------------------------------
                                        2002         2001         2000         1999
----------------------------------------------------------------------------------------
Net asset value,
beginning of period                   $12.54       $19.20       $13.63       $14.15
----------------------------------------------------------------------------------------
Investment operations
----------------------------------------------------------------------------------------
Net investment income (loss)(a)         (.04)         .02         (.13)          --(d)
----------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments             (2.35)       (4.26)        8.33         (.52)
----------------------------------------------------------------------------------------
Total from
investment operations                  (2.39)       (4.24)        8.20         (.52)
----------------------------------------------------------------------------------------
Less distributions:
----------------------------------------------------------------------------------------
From net
investment income                         --           --(d)      (.25)          --
----------------------------------------------------------------------------------------
From net realized gain
on investments                            --        (2.38)       (2.38)          --
----------------------------------------------------------------------------------------
Return of capital                         --         (.04)          --           --
----------------------------------------------------------------------------------------
Total distributions                       --        (2.42)       (2.63)          --
----------------------------------------------------------------------------------------
Net asset value,
end of period                         $10.15       $12.54       $19.20       $13.63
----------------------------------------------------------------------------------------
Total return at
net asset value (%)(b)                (19.06)      (22.68)       61.94        (3.68)*
----------------------------------------------------------------------------------------

Ratios and supplemental data
----------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                       $29,088      $40,530      $25,539         $190
----------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)               1.98         1.87         1.88          .15*
----------------------------------------------------------------------------------------
Ratio of net investment income (loss)
to average net assets (%)               (.33)         .15        (1.04)        (.05)*
----------------------------------------------------------------------------------------
Portfolio turnover (%)                102.99       199.32       209.44       241.46
----------------------------------------------------------------------------------------

  + Commencement of operations.

  * Not annualized.

(a) Per share net investment income (loss) has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through brokerage service and expense offset arrangements (Note 2).

(d) Amount represents less than $0.01 per share.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS M
-----------------------------------------------------------------------------------------------------
Per-share                                                     Year ended
operating performance               Year ended February 28      Feb. 29     Year ended February 28
-----------------------------------------------------------------------------------------------------
                                        2002         2001         2000         1999         1998
-----------------------------------------------------------------------------------------------------
Net asset value,
beginning of period                   $12.45       $19.07       $13.48       $13.11       $11.80
-----------------------------------------------------------------------------------------------------
Investment operations
-----------------------------------------------------------------------------------------------------
Net investment income (loss)(a)         (.01)         .09         (.09)        (.03)        (.03)
-----------------------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments             (2.33)       (4.28)        8.27         1.64         3.07
-----------------------------------------------------------------------------------------------------
Total from
investment operations                  (2.34)       (4.19)        8.18         1.61         3.04
-----------------------------------------------------------------------------------------------------
Less distributions:
-----------------------------------------------------------------------------------------------------
From net
investment income                         --           --(d)      (.21)          --         (.07)
-----------------------------------------------------------------------------------------------------
From net realized gain
on investments                            --        (2.38)       (2.38)       (1.24)       (1.66)
-----------------------------------------------------------------------------------------------------
Return of capital                         --         (.05)          --           --           --
-----------------------------------------------------------------------------------------------------
Total distributions                       --        (2.43)       (2.59)       (1.24)       (1.73)
-----------------------------------------------------------------------------------------------------
Net asset value,
end of period                         $10.11       $12.45       $19.07       $13.48       $13.11
-----------------------------------------------------------------------------------------------------
Total return at
net asset value (%)(b)                (18.80)      (22.61)       62.48        12.61        27.36
-----------------------------------------------------------------------------------------------------

Ratios and supplemental data
-----------------------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                       $32,641      $47,393      $58,625      $29,384      $25,145
-----------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)               1.73         1.62         1.63         1.67         1.75
-----------------------------------------------------------------------------------------------------
Ratio of net investment income (loss)
to average net assets (%)               (.08)         .56         (.56)        (.25)        (.22)
-----------------------------------------------------------------------------------------------------
Portfolio turnover (%)                102.99       199.32       209.44       241.46        97.77
-----------------------------------------------------------------------------------------------------

(a) Per share net investment income (loss) has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through brokerage service and expense offset arrangements (Note 2).

(d) Amount represents less than $0.01 per share.



NOTES TO FINANCIAL STATEMENTS
February 28, 2002

Note 1
Significant accounting policies

Putnam Global Equity Fund ("the fund") is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The fund seeks capital appreciation by investing primarily through a diversified portfolio of growth and value stocks issued by companies worldwide.

The fund offers class A, class B, class C and class M shares. Class A shares are sold with a maximum front-end sales charge of 5.75%. Class B shares, which convert to class A shares after approximately eight years, do not pay a front-end sales charge but pay a higher ongoing distribution fee than class A shares, and are subject to a contingent deferred sales charge, if those shares are redeemed within six years of purchase. Class C shares are subject to the same fees and expenses as class B shares, except that class C shares have a one-year 1.00% contingent deferred sales charge and do not convert to class A shares. Class M shares are sold with a maximum front-end sales charge of 3.50% and pay an ongoing distribution fee that is higher than class A shares but lower than class B and class C shares.

Expenses of the fund are borne pro-rata by the holders of each class of shares, except that each class bears expenses unique to that class (including the distribution fees applicable to such class). Each class votes as a class only with respect to its own distribution plan or other matters on which a class vote is required by law or determined by the Trustees. Shares of each class would receive their pro-rata share of the net assets of the fund, if that fund were liquidated. In addition, the Trustees declare separate dividends on each class of shares.

The following is a summary of significant accounting policies consistently followed by the fund in the preparation of its financial statements. The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

A) Security valuation Investments for which market quotations are readily available are stated at market value, which is determined using the last reported sales price on its principal exchange, or if no sales are reported -- as in the case of some securities traded over-the-counter -- the last reported bid price. Securities quoted in foreign currencies are translated into U.S. dollars at the current exchange rate. Short-term investments having remaining maturities of 60 days or less are stated at amortized cost, which approximates market value. Other investments, including restricted securities, are stated at fair value following procedures approved by the Trustees.

B) Joint trading account The fund may transfer uninvested cash balances, including cash collateral received under security lending arrangements, into a joint trading account along with the cash of other registered investment companies and certain other accounts managed by Putnam Investment Management, LLC ("Putnam Management"), the fund's manager, an indirect wholly-owned subsidiary of Putnam, LLC. These balances may be invested in one or more repurchase agreements and/or short-term money market instruments.

C) Repurchase agreements The fund, or any joint trading account, through its custodian, receives delivery of the underlying securities, the market value of which at the time of purchase is required to be in an amount at least equal to the resale price, including accrued interest. Collateral for certain tri-party repurchase agreements is held at the counterparty's custodian in a segregated account for the benefit of the fund and the counterparty. Putnam Management is responsible for determining that the value of these underlying securities is at all times at least equal to the resale price, including accrued interest.

D) Security transactions and related investment income Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Gains or losses on securities sold are determined on the identified cost basis.

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date, except that certain dividends from foreign securities are recorded as soon as the fund is informed of the ex-dividend date. Non-cash dividends, if any, are recorded at the fair market value of the securities received.

E) Foreign currency translation The accounting records of the fund are maintained in U.S. dollars. The market value of foreign securities, currency holdings, and other assets and liabilities are recorded in the books and records of the fund after translation to U.S. dollars based on the exchange rates on that day. The cost of each security is determined using historical exchange rates. Income and withholding taxes are translated at prevailing exchange rates when accrued or incurred. The fund does not isolate that portion of realized or unrealized gains or losses resulting from changes in the foreign exchange rate on investments from fluctuations arising from changes in the market prices of the securities. Such gains and losses are included with the net realized and unrealized gain or loss on investments. Net realized gains and losses on foreign currency transactions represent net realized exchange gains or losses on closed forward currency contracts, disposition of foreign currencies and the difference between the amount of investment income and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent amounts actually received or paid. Net unrealized appreciation and depreciation of assets and liabilities in foreign currencies arise from changes in the value of open forward currency contracts and assets and liabilities other than investments at the period end, resulting from changes in the exchange rate. Investments in foreign securities involve certain risks, including those related to economic instability, unfavorable political developments, and currency fluctuations, not present with domestic investments.

F) Futures and options contracts The fund may use futures and options contracts to hedge against changes in the values of securities the fund owns or expects to purchase. The fund may also write options on securities it owns or in which it may invest to increase its current returns.

The potential risk to the fund is that the change in value of futures and options contracts may not correspond to the change in value of the hedged instruments. In addition, losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparty to the contract is unable to perform. When the contract is closed, the fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Realized gains and losses on purchased options are included in realized gains and losses on investment securities.

Futures contracts are valued at the quoted daily settlement prices established by the exchange on which they trade. The fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as "variation margin". Exchange traded options are valued at the last sale price, or if no sales are reported, the last bid price for purchased options and the last ask price for written options.

Options traded over-the-counter are valued using prices supplied by dealers.

G) Security lending The fund may lend securities, through its agent Citibank N.A., to qualified borrowers in order to earn additional income. The loans are collateralized by cash and/or securities in an amount at least equal to the market value of the securities loaned. The market value of securities loaned is determined daily and any additional required collateral is allocated to the fund on the next business day. The risk of borrower default will be borne by Citibank N.A., the fund will bear the risk of loss with respect to the investment of the cash collateral. Income from securities lending is included in investment income on the Statement of operations. At February 28, 2002, the value of securities loaned amounted to $4,303,809. The fund received cash collateral of $6,062,350 which is pooled with collateral of other Putnam funds into 31 issuers of high-grade short-term investments.

H) Line of credit The fund has entered into a committed line of credit with certain banks. This line of credit agreement includes restrictions that the fund maintains an asset coverage ratio of at least 300% and borrowings must not exceed prospectus limitations. For the year ended February 28, 2002, the fund had no borrowings against the line of credit.

I) Federal taxes It is the policy of the fund to distribute all of its taxable income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code applicable to regulated investment companies. It is also the intention of the fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Internal Revenue Code of 1986, as amended. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation on securities held nor for excise tax on income and capital gains. At February 28, 2002, the fund had a capital loss carryover of approximately $195,427,000 available to the extent allowed by tax law to offset future net capital gain, if any, which will expire on February 28, 2010.

J) Distributions to shareholders Distributions to shareholders from net investment income are recorded by the fund on the ex-dividend date. Distributions from capital gains, if any, are recorded on the ex-dividend date and paid at least annually. The amount and character of income and gains to be distributed are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. These differences include temporary and permanent differences of losses on wash sale transactions, foreign currency gains and losses, post-October loss deferrals, nontaxable dividends and realized and unrealized gains and losses on passive foreign investment companies. Reclassifications are made to the fund's capital accounts to reflect income and gains available for distribution (or available capital loss carryovers) under income tax regulations. For the year ended February 28, 2002, the fund reclassified $1,828,362 to decrease distributions in excess of net investment income and $1,828,362 to decrease accumulated net realized gains. The calculation of net investment income per share in the financial highlights table excludes these adjustments.


Note 2
Management fee, administrative services and other transactions

Compensation of Putnam Management, for management and investment advisory services is paid monthly based on the average net assets of the fund. Such fee is based on the following annual rates: 0.80% of the first $500 million of average net assets, 0.70% of the next $500 million, 0.65% of the next $500 million, 0.60% of the next $5 billion, 0.575% of the next $5 billion, 0.555% of the next $5 billion, 0.54% of the next $5 billion, 0.53% of the next $5 billion, 0.52% of the next $5 billion, 0.51% of the next $5 billion, 0.49% of the next $5 billion, 0.48% of the next $8.5 billion and 0.47% thereafter.

The fund reimburses Putnam Management an allocated amount for the compensation and related expenses of certain officers of the fund and their staff who provide administrative services to the fund. The aggregate amount of all such reimbursements is determined annually by the Trustees.

Custodial functions for the fund's assets are provided by Putnam
Fiduciary Trust Company (PFTC), a wholly-owned subsidiary of Putnam, LLC. Investor servicing agent functions are provided by Putnam Investor Services, a division of PFTC.

Under the subcustodian contract between the subcustodian bank and PFTC, the subcustodian bank has a lien on the securities of the fund to the extent permitted by the fund's investment restrictions to cover any advances made by the subcustodian bank for the settlement of securities purchased by the fund. At February 28, 2002, the payable to the subcustodian bank represents the amount due for cash advance for the settlement of a security purchased.

The fund has entered into an arrangement with PFTC whereby credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's expenses. The fund also reduced expenses through brokerage service arrangements. For the year ended February 28, 2002, the fund's expenses were reduced by $438,950 under these arrangements.

Each independent Trustee of the fund receives an annual Trustee fee, of which $1,166 has been allocated to the fund, and an additional fee for each Trustees meeting attended. Trustees receive additional fees for attendance at certain committee meetings.

The fund has adopted a Trustee Fee Deferral Plan (the "Deferral Plan") which allows the Trustees to defer the receipt of all or a portion of Trustees Fees payable on or after July 1, 1995. The deferred fees remain invested in certain Putnam funds until distribution in accordance with the Deferral Plan.

The fund has adopted an unfunded noncontributory defined benefit pension plan (the "Pension Plan") covering all Trustees of the fund who have served as a Trustee for at least five years. Benefits under the Pension Plan are equal to 50% of the Trustee's average total retainer and meeting fees for the three years preceding retirement. Pension expense for the fund is included in Compensation of Trustees in the Statement of operations. Accrued pension liability is included in Payable for compensation of Trustees in the Statement of assets and liabilities.

The fund has adopted distribution plans (the "Plans") with respect to its class A, class B, class C and class M shares pursuant to Rule 12b-1 under the Investment Company Act of 1940. The purpose of the Plans is to compensate Putnam Retail Management, a wholly-owned subsidiary of Putnam, LLC and Putnam Retail Management GP, Inc., for services provided and expenses incurred by it in distributing shares of the fund. The Plans provide for payments by the fund to Putnam Retail Management at an annual rate up to 0.65%, 1.00%, 1.00% and 1.00% of the average net assets attributable to class A, class B, class C and class M shares, respectively. The Trustees currently limit payment by the fund to an annual rate of 0.75% of the average net assets attributable to class M shares. The Trustees currently limit payment by the fund to an annual rate of 0.50% of the average net assets attributable to class A for shares outstanding as of July 1, 1995 (except for class A shares for which Putnam Mutual Funds is dealer of record) and 0.25% of such average net asset value of shares acquired after that date (including shares acquired through reinvestment distributions).

For the year ended February 28, 2002, Putnam Retail Management, acting as underwriter received net commissions of $125,902 and $11,734 from the sale of class A and class M shares, respectively, and received $479,084 and $7,180 in contingent deferred sales charges from redemptions of class B and class C shares, respectively. A deferred sales charge of up to 1.00% and 0.65% is assessed on certain redemptions of class A and class M shares, respectively. For the year ended February 28, 2002, Putnam Retail Management, acting as underwriter received $23,654 and no monies on class A and class M redemptions, respectively.


Note 3
Purchases and sales of securities

During the year ended February 28, 2002, cost of purchases and proceeds from sales of investment securities other than short-term investments aggregated $1,080,838,461 and $1,077,904,474, respectively. There were no purchases and sales of U.S. government obligations.

Written option transactions during the year are summarized as follows:

                                               Contract           Premiums
                                               Amounts            Received
---------------------------------------------------------------------------
Written options
outstanding at
beginning of year                             $     --            $     --

Options opened                                 171,500             339,863

Options expired                                     --                  --

Options closed                                      --                  --
---------------------------------------------------------------------------
Written options
outstanding at
end of year                                   $171,500            $339,863
---------------------------------------------------------------------------


Note 4
Capital shares

At February 28, 2002, there was an unlimited number of shares of beneficial interest authorized. Transactions in capital shares were as follows:

                                               Year ended February 28, 2002
---------------------------------------------------------------------------
Class A                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                 54,262,014        $611,269,812
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                  100,391           1,065,166
---------------------------------------------------------------------------
                                            54,362,405         612,334,978

Shares
repurchased                                (47,089,031)       (518,221,018)
---------------------------------------------------------------------------
Net increase                                 7,273,374        $ 94,113,960
---------------------------------------------------------------------------

                                               Year ended February 28, 2001
---------------------------------------------------------------------------
Class A                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                 28,791,051        $478,017,088
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                7,203,942          95,525,469
---------------------------------------------------------------------------
                                            35,994,993         573,542,557

Shares
repurchased                                (19,207,908)       (311,263,186)
---------------------------------------------------------------------------
Net increase                                16,787,085        $262,279,371
---------------------------------------------------------------------------

                                               Year ended February 28, 2002
---------------------------------------------------------------------------
Class B                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                  6,071,092       $  67,050,302
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                       --                  --
---------------------------------------------------------------------------
                                             6,071,092          67,050,302

Shares
repurchased                                (15,443,395)       (167,310,252)
---------------------------------------------------------------------------
Net decrease                                (9,372,303)      $(100,259,950)
---------------------------------------------------------------------------

                                               Year ended February 28, 2001
---------------------------------------------------------------------------
Class B                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                  9,843,608        $167,663,544
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                6,025,026          77,904,482
---------------------------------------------------------------------------
                                            15,868,634         245,568,026

Shares
repurchased                                (15,239,466)       (249,451,574)
---------------------------------------------------------------------------
Net increase
(decrease)                                     629,168        $ (3,883,548)
---------------------------------------------------------------------------

                                               Year ended February 28, 2002
---------------------------------------------------------------------------
Class C                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                  2,788,231         $30,925,715
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                       --                  --
---------------------------------------------------------------------------
                                             2,788,231          30,925,715

Shares
repurchased                                 (3,155,407)        (34,922,875)
---------------------------------------------------------------------------
Net decrease                                  (367,176)        $(3,997,160)
---------------------------------------------------------------------------

                                               Year ended February 28, 2001
---------------------------------------------------------------------------
Class C                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                  2,546,017         $41,949,383
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                  426,742           5,620,704
---------------------------------------------------------------------------
                                             2,972,759          47,570,087

Shares
repurchased                                 (1,070,603)        (16,585,420)
---------------------------------------------------------------------------
Net increase                                 1,902,156         $30,984,667
---------------------------------------------------------------------------

                                               Year ended February 28, 2002
---------------------------------------------------------------------------
Class M                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                  1,929,908         $20,399,841
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                       --                  --
---------------------------------------------------------------------------
                                             1,929,908          20,399,841

Shares
repurchased                                 (2,506,691)        (26,991,212)
---------------------------------------------------------------------------
Net decrease                                  (576,783)        $(6,591,371)
---------------------------------------------------------------------------

                                               Year ended February 28, 2001
---------------------------------------------------------------------------
Class M                                                             Amount
---------------------------------------------------------------------------
Shares sold                                  1,327,833         $22,501,104
---------------------------------------------------------------------------
Shares issued in
connection with
reinvestment of
distributions                                  589,386           7,709,288
---------------------------------------------------------------------------
                                             1,917,219          30,210,392

Shares
repurchased                                 (1,186,023)        (19,709,734)
---------------------------------------------------------------------------
Net increase                                   731,196         $10,500,658
---------------------------------------------------------------------------


Note 5
Actions by Trustees

On March 15, 2002, the Trustees approved, in principle, the merger of Putnam Global Equity Fund into Putnam Global Growth Fund. The transaction is scheduled to occur in later 2002. It is subject to a number of conditions and there is no guarantee it will occur.


FEDERAL TAX INFORMATION
(Unaudited)

Pursuant to Section 852 of the Internal Revenue Code, as amended, the fund hereby designates $24,305,195 as long-term capital gain, for its taxable year ended February 28, 2002.

For the year ended February 28, 2002, a portion of the Fund's distribution represents a return of capital and is therefore not taxable to shareholders. The return of capital is partly due to foreign currency losses.

The fund has designated 100% of the distributions from net investment income as qualifying for the dividends received deduction for corporations.

The Form 1099 you receive in January 2003 will show the tax status of all distributions paid to your account in calendar 2002.




TRUSTEES


Name, Address,1 Date of Birth,
Position(s) Held with Fund
and Length of Service              Principal Occupation(s)
as a Putnam Fund Trustee2          During Past 5 Years           Other Directorships Held by Trustee
-------------------------------------------------------------------------------------------------------
Jameson A. Baxter (9/6/43),        President, Baxter             Director of ASHTA Chemicals, Inc.,
Trustee since 1994                 Associates, Inc.              Banta Corporation (a printing and
                                   (a management                 digital imaging firm), Intermatic
                                   consulting and private        Corporation (manufacturer of energy
                                   investments firm)             control products), Ryerson Tull, Inc.
                                                                 (a steel service corporation),
                                                                 Advocate Health Care, and the
                                                                 National Center for Nonprofit
                                                                 Boards. Chairman Emeritus
                                                                 of the Board of Trustees, Mount
                                                                 Holyoke College.

Charles B. Curtis (4/27/40),       President and Chief           Member of the Council on Foreign
Trustee since 2001                 Operating Officer,            Relations, the Electric Power
                                   Nuclear Threat                Research Institute Advisory Council,
                                   Initiative (a private         the University of Chicago Board of
                                   foundation dedicated          Governors for Argonne National
                                   to reducing the threat        Laboratory, the Board of Directors
                                   of weapons of mass            of the Environment and Natural
                                   destruction)                  Resources Program Steering
                                                                 Committee, John F. Kennedy School
                                                                 of Government, Harvard University.
                                                                 Until 2001, Mr. Curtis was a
                                                                 Member of the Department of
                                                                 Defense's Policy Board and Director
                                                                 of EG&G Technical Services, Inc.
                                                                 (fossil energy research and
                                                                 development support) and prior to
                                                                 May 1997, Mr. Curtis was Deputy
                                                                 Secretary of Energy.

John A. Hill (1/31/42),            Vice-Chairman and             Director of Devon Energy
Trustee since 1985 and             Managing Director,            Corporation (formerly known as
Chairman since 2000                First Reserve                 Snyder Oil Corporation),
                                   Corporation                   TransMontaigne Oil Company,
                                   (a registered investment      Continuum Health Partners of
                                   advisor investing in          New York, Sarah Lawrence College,
                                   companies in the              and various private companies owned
                                   world-wide energy             by First Reserve Corporation.
                                   industry on behalf of         Trustee of TH Lee, Putnam
                                   institutional investors)      Investment Trust (a closed-end
                                                                 investment company).

Ronald J. Jackson                  Private investor              Former Chairman, President, and
(12/17/43),                                                      Chief Executive Officer of Fisher-
Trustee since 1996                                               Price, Inc. (a toy manufacturer).

Paul L. Joskow (6/30/47),          Elizabeth and James           Director, National Grid Group (a
Trustee since 1997                 Killian Professor of          UK-based holding company with
                                   Economics and                 interests in electric power and
                                   Management and                telecommunications networks), and
                                   Director of the Center        the Whitehead Institute for
                                   for Energy and                Biomedical Research (a non-profit
                                   Environmental Policy          research institution). President of the
                                   Research, Massachusetts       Yale University Council. Prior to
                                   Institute of Technology       March 2000 and September 1998,
                                                                 Dr. Joskow was a Director of New
                                                                 England Electric System (a public
                                                                 utility holding company) and a
                                                                 consultant to National Economic
                                                                 Research Associates, respectively.

Elizabeth T. Kennan                President Emeritus of         Chairman, Cambus-Kenneth
(2/25/38),                         Mount Holyoke College         Bloodstock (a limited liability
Trustee since 1992                                               company involved in thoroughbred
                                                                 horse breeding and farming),
                                                                 Director, Northeast Utilities, and
                                                                 Talbots (a distributor of women's
                                                                 apparel). Trustee of Centre College,
                                                                 Trustee of Notre Dame University,
                                                                 and Member of the Oversight
                                                                 Committee of Folger Shakespeare
                                                                 Library.  Prior to September 2000,
                                                                 June 2000, and November 1999,
                                                                 Dr. Kennan was a Director of
                                                                 Chastain Real Estate, Bell Atlantic,
                                                                 and Kentucky Home Life
                                                                 Insurance, respectively.

John H. Mullin, III                Chairman and CEO              Director Alex. Brown Realty, Inc.,
(6/15/41),                         of Ridgeway Farm              The Liberty Corporation (a company
Trustee since 1997                 (a limited liability          engaged in the broadcasting
                                   company engaged in            industry), and Progress Energy, Inc.
                                   timber and farming)           (a utility company, formerly known
                                                                 as Carolina Power & Light). Prior to
                                                                 October 1997, January 1998, and
                                                                 May 2001, Mr. Mullin was a Director
                                                                 of Dillon, Read and Co. Inc.,
                                                                 The Ryland Group, Inc., and
                                                                 Graphic Packaging International
                                                                 Corp., respectively.

Robert E. Patterson                Senior Partner of Cabot       Chairman of the Joslin Diabetes
(3/15/45),                         Properties, LLP and           Center, Trustee of SEA Education
Trustee since 1984                 Chairman of Cabot             Association, and Director of
                                   Properties, Inc.              Brandywine Trust Company (a trust
                                                                 company). Prior to February 1998,
                                                                 Mr. Patterson was Executive Vice
                                                                 President and Director of
                                                                 Acquisitions of Cabot Partners
                                                                 Limited Partnership. Prior to
                                                                 December 2001, Mr. Patterson was
                                                                 President and Trustee of Cabot
                                                                 Industrial Trust (publicly traded real
                                                                 estate investment trust).

W. Thomas Stephens                 Corporate Director            Director of Qwest Communications
(9/2/42),                                                        (communications company), Xcel
Trustee since 1997                                               Energy Incorporated (public utility
                                                                 company), TransCanada Pipelines,
                                                                 and Norske Canada, Inc. (paper
                                                                 manufacturer). Prior to July 2001
                                                                 and October 1999, Mr. Stephens was
                                                                 Chairman of Mail-Well (printing
                                                                 and envelope company) and
                                                                 MacMillan-Bloedel (forest products
                                                                 company), respectively.

W. Nicholas Thorndike              Director of various           Trustee of Northeastern University and
(3/28/33),                         corporations and              Honorary Trustee of Massachusetts
Trustee since 1992                 charitable                    General Hospital. Prior to
                                   organizations,                September 2000, April 2000, and
                                   including Courier             December 2001, Mr. Thorndike was
                                   Corporation (a book           a Director of Bradley Real Estate,
                                   manufacturer) and             Inc., a Trustee of Eastern Utilities
                                   Providence Journal Co.        Associates, and a Trustee of Cabot
                                   (a newspaper publisher)       Industrial Trust, respectively.

Lawrence J. Lasser*                President and Chief           Director of Marsh & McLennan
(11/1/42),                         Executive Officer             Companies, Inc. and the United Way
Trustee since 1992                 of Putnam                     of Massachusetts Bay. Member of the
                                   Investments, LLC,             Board of Governors of the Investment
                                   and Putnam Investment         Company Institute, Trustee of the
                                   Management, LLC               Museum of Fine Arts, Boston, a
                                                                 Trustee and Member of the Finance
                                                                 and Executive Committees of Beth
                                                                 Israel Deaconess Medical Center,
                                                                 Boston, and a Member of the
                                                                 CareGroup Board of Managers
                                                                 Investment Committee, the Council
                                                                 on Foreign Relations, and the
                                                                 Commercial Club of Boston.

George Putnam, III*                President, New                Director of The Boston Family
(8/10/51),                         Generation Research,          Office, L.L.C. (registered investment
Trustee since 1984 and             Inc. (a publisher of          advisor), Trustee of the SEA
President since 2000               financial advisory and        Education Association, Trustee of
                                   other research services       St. Mark's School, and Trustee of
                                   relating to bankrupt and      Shore Country Day School.
                                   distressed companies)
                                   and New Generation
                                   Advisers, Inc.
                                   (a registered
                                   investment adviser)

A.J.C. Smith (4/13/34),*           Director of Marsh &           Director of Trident Corp. (a limited
Trustee since 1986                 McLennan                      partnership with over 30 institutional
                                   Companies, Inc.               investors). Trustee of the Carnegie
                                                                 Hall Society, the Educational
                                                                 Broadcasting Corporation and the
                                                                 National Museums of Scotland.
                                                                 Chairman of the Central Park
                                                                 Conservancy. Member of the Board
                                                                 of Overseers of the Joan and
                                                                 Sanford I. Weill Graduate School
                                                                 of Medical Sciences of Cornell
                                                                 University. Prior to May 2000 and
                                                                 November 1999, Mr. Smith was
                                                                 Chairman and CEO, respectively, of
                                                                 Marsh & McLennan Companies, Inc.
-------------------------------------------------------------------------------------------------------
1 The address of each Trustee is One Post Office Square, Boston, MA 02109. As of February 28, 2002,
  there were 123 Putnam Funds.

2 Each Trustee serves for an indefinite term, until his or her resignation, death, or removal.

* Trustees who are or may be deemed to be "interested persons" (as defined in the Investment
  Company Act of 1940) of the fund, Putnam Management or Putnam Retail Management. Messrs.
  Putnam, III, Lasser, and Smith are deemed "interested persons" by virtue of their positions as officers or shareholders of the fund, or officers of Putnam Management, Putnam Retail
  Management, or Marsh & McLennan Companies, Inc., the parent company of Putnam Management and Putnam Retail Management. George Putnam, III, is the President of your Fund and each of the other Putnam Funds. Lawrence J. Lasser has been the President, Chief Executive Officer, and a Director of Putnam Investments, LLC, and Putnam Management since 1985, having begun his career there in 1969. Mr. Lasser currently also serves as a Director of Marsh & McClennan
  Companies, Inc., the parent company of Putnam Management.  A.J.C. Smith is a Director of
  Marsh & McClennan Companies, Inc.




OFFICERS


Name, Address, 1 Date of Birth,
Position(s) Held with Fund         Length of Service             Principal Occupation(s) During Past 5 Years
---------------------------------------------------------------------------------------------------------------
Charles E. Porter (7/26/38),       Since 1994                    Managing Director, Putnam Investments,
Executive Vice President,                                        LLC and Putnam Management
Treasurer & Principal
Financial Officer

Patricia C. Flaherty               Since 1994                    Senior Vice President, Putnam
(12/1/46),                                                       Investments, LLC and Putnam Management
Senior Vice President

Michael T. Healy (1/24/58),        Since 2000                    Managing Director, Putnam
Assistant Treasurer and                                          Investments, LLC
Principal Accounting
Officer

Gordon H. Silver (7/3/47),         Since 1994                    Senior Managing Director, Putnam
Vice President                                                   Investments, LLC and Putnam Management

Ian Ferguson (7/3/57),             Since 1997                    Senior Managing Director, Putnam
Vice President                                                   Investments, LLC and Putnam Management

Brett C. Browchuk                  Since 1994                    Managing Director of Putnam Investments,
(2/27/63), Vice President                                        LLC and Putnam Management

Richard G. Leibovitch              Since 1999                    Managing Director of Putnam Investments,
(10/31/63), Vice President                                       LLC and Putnam Management. Prior to
                                                                 February 1999, Managing Director at
                                                                 J.P. Morgan.

Richard A. Monaghan                Since 1994                    Managing Director, Putnam Investments,
(8/25/54),                                                       LLC, Putnam Management and Putnam
Vice President                                                   Retail Management

John R. Verani                     Since 1994                    Senior Vice President, Putnam
(6/11/39),                                                       Investments, LLC and Putnam Management
Vice President

Justin M. Scott (9/16/57),         Since 1998                    Managing Director, Putnam Investments,
Vice President                                                   LLC and Putnam Management

Paul C. Warren (10/6/60),          Since 2000                    Managing Director of Putnam Management.
Vice President                                                   Prior to May 1997, Director, IDS
                                                                 Fund Management.
---------------------------------------------------------------------------------------------------------------
1 The address of each Trustee is One Post Office Square, Boston, MA 02109.



PUTNAM IS A LEADER IN GLOBAL MONEY MANAGEMENT

Putnam Investments traces its heritage to the early 19th century when ship captains hired trustees to manage their money while they were away at sea. In a landmark 1830 decision that involved one such trustee, Massachusetts Supreme Judicial Court Justice Samuel Putnam established The Prudent Man Rule, a legal foundation for responsible money management. In 1937, his great-great grandson founded Putnam with The George Putnam Fund of Boston, the first fund to offer a balanced portfolio of stocks and bonds. Today, Putnam Investments is one of the largest investment management firms in the world, and this balanced approach remains the foundation of everything we do.

With 65 years of experience, Putnam now has over $339 billion in assets under management, 123 mutual funds, over 14 million shareholder accounts, and nearly 3,000 institutional and 401(k) clients.

We're one of the largest mutual fund companies in the United States.

Putnam has won the DALBAR award for service ten times in the past eleven years. Putnam offers products in every investment category, including growth, value, and blend as well as international and fixed-income.

Teamwork is a cornerstone of Putnam's investment philosophy. Our funds are managed by teams in a collaborative environment that promotes an active exchange of information.

Putnam's disciplined investment philosophy is based on style consistency. We aim for less volatility over the short term and strong, consistent performance over time. Our truth in labeling approach ensures that we adhere to every fund's stated objective, style, and risk positioning.

We are committed to the role of the financial advisor, who continually provides sound, sensible guidance, information, and expertise to help investors reach their financial goals.


SERVICES FOR SHAREHOLDERS

HELP YOUR INVESTMENT GROW

Set up a program for systematic investing with as little as $25 a month from a Putnam fund or from your own savings or checking account.
(Regular investing does not guarantee a profit or protect against loss in a declining market.)

SWITCH FUNDS EASILY

You can move money from one Putnam fund to another within the same class of shares without a service charge. (This privilege is subject to change or termination.)

ACCESS YOUR MONEY EASILY

You can have checks sent regularly or redeem shares any business day at the then-current net asset value, which may be more or less than the original cost of the shares. Class B and class C shares carry a sales charge that is applied to certain withdrawals.

HOW TO BUY ADDITIONAL SHARES

You may buy shares through your financial advisor or directly from Putnam. To open an account by mail, send a check made payable to the name of the fund along with a completed fund application. To add to an existing account, complete the investment slip found at the top of your Confirmation of Activity statement and return it with a check payable to your fund.

VISIT US AT WWW.PUTNAMINVESTMENTS.COM

A secure section of our Web site contains complete information on your account, including balances and transactions, updated daily. You may also conduct transactions, such as exchanges, additional investments, and address changes. Log on today to get your password.

USE OUR TOLL-FREE NUMBER

1-800-225-1581 Ask a helpful Putnam representative or your financial advisor for details about any of these or other services, or see your prospectus.


VISIT WWW.PUTNAMINVESTMENTS.COM

Get up-to-date information about your funds, learn more about investing and retirement planning, and access news and economic outlooks from Putnam's Web site. The site features:

* Secure access (with your Social Security number and password) to your account with all of your information, including a record of your balances and transactions, updated daily.

* On-line transactions, such as exchanges, additional investments, and address changes.

* Complete fund information, daily pricing, and long-term performance.

* Instant access to your quarterly statements, and annual and semiannual fund reports.

You can also read economic commentary from Putnam senior economic advisor Dr. Robert Goodman, use our glossary to decode investment terms, get our update on the markets, and much more.

New enhancements are added to the site regularly. Bookmark us at

www.putnaminvestments.com


FUND INFORMATION

ABOUT PUTNAM INVESTMENTS

One of the largest mutual fund families in the United States, Putnam Investments has a heritage of investment leadership dating back to Judge Samuel Putnam, whose Prudent Man Rule has defined fiduciary tradition and practice since 1830. Founded 65 years ago, Putnam Investments was built around the concept that a balance between risk and reward is the hallmark of a well-rounded financial program. We presently manage over 100 mutual funds in growth, value, blend, fixed income, and international.

INVESTMENT MANAGER

Putnam Investment Management, LLC
One Post Office Square
Boston, MA 02109

MARKETING SERVICES

Putnam Retail Management
One Post Office Square
Boston, MA 02109

CUSTODIAN

Putnam Fiduciary Trust Company

LEGAL COUNSEL

Ropes & Gray

INDEPENDENT ACCOUNTANTS

KPMG LLP

TRUSTEES

John A. Hill, Chairman
Jameson Adkins Baxter
Charles B. Curtis
Ronald J. Jackson
Paul L. Joskow
Elizabeth T. Kennan
Lawrence J. Lasser
John H. Mullin III
Robert E. Patterson
George Putnam, III
A.J.C. Smith
W. Thomas Stephens
W. Nicholas Thorndike

OFFICERS

George Putnam, III
President

Charles E. Porter
Executive Vice President and Treasurer

Patricia C. Flaherty
Senior Vice President

Lawrence J. Lasser
Vice President

Gordon H. Silver
Vice President

Ian C. Ferguson
Vice President

Brett C. Browchuk
Vice President

Justin M. Scott
Vice President

Paul Warren
Vice President

Richard G. Leibovitch
Vice President

Richard A. Monaghan
Vice President

Michael T. Healy
Vice President

John R. Verani
Vice President

This report is for the information of shareholders of Putnam Global Equity Fund. It may also be used as sales literature when preceded or accompanied by the current prospectus, which gives details of sales charges, investment objectives, and operating policies of the fund, and the most recent copy of Putnam's Quarterly Performance Summary and Putnam's Quarterly Ranking Summary. For more information or to request a prospectus, call toll free: 1-800-225-1581. The fund's Statement of Additional Information contains additional information about the fund's Trustees and is available without charge upon request by calling 1-800-225-1581.

Visit www.putnaminvestments.com or call a representative at 1-800-225-1581.

NOT FDIC INSURED, MAY LOSE VALUE, NO BANK GUARANTEE


PUTNAM INVESTMENTS

The Putnam Funds
One Post Office Square
Boston, Massachusetts 02109

---------------------
PRSRT STD
U.S. POSTAGE PAID
PUTNAM
INVESTMENTS
---------------------

For account balances, economic forecasts, and the latest on Putnam funds, visit www.putnaminvestments.com


AN003-79259  522/525/2AF  4/02